SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ISILON SYSTEMS, INC.

(Name of Subject Company)

ISILON SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Ave.

Seattle, Washington 98121

(206) 315-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Craig E. Sherman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 (206) 883-2500	Martin W. Korman, Esq. Lawrence M. Chu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Isilon Systems, Inc. (the “Company”) by EMC Corporation pursuant to the terms of an Agreement and Plan of Merger dated November 14, 2010 by and among the Company, EMC and Electron Acquisition Corporation, a wholly-owned subsidiary of EMC:

(i)	online article and interview of Sujal Patel, the Company’s Chief Executive Officer; and

(ii)	online article and interview of Matt McIlwain, a director of the Company.

The tender offer referred to in this Schedule 14D-9 filing has not yet commenced. This Schedule 14D-9 filing is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Isilon Systems, Inc. (“Isilon”). The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC Corporation (“EMC”) and Electron Merger Corporation (“Purchaser”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, EMC and Purchaser will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

Statements in this Schedule 14D-9 filing that relate to future results and events are forward-looking statements based on EMC’s and/or Isilon’s current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; satisfaction of conditions to the consummation of the proposed tender offer, including obtaining antitrust approvals in the U.S.; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Isilon’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in EMC’s and Isilon’s SEC reports, including but not limited to the risks described in EMC’s and Isilon’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2009. EMC and Isilon assume no obligation and do not intend to update these forward-looking statements.

John Cook’s Venture Blog

Q&A: Isilon CEO Sujal Patel sees big things ahead under EMC

What a comeback. Three years ago, Isilon Systems was a company on the brink. Accounting problems, executive departures and missed financial targets had sent the stock into what appeared to be an unrecoverable tailspin. It was amid that turmoil that Isilon co-founder Sujal Patel – a former RealNetworks developer who had started the digital storage company in 2001 – reclaimed the CEO post. He immediately set off to turn the Seattle company’s fortunes around.

Today, that comeback was richly rewarded. Isilon, which was trading at about $5 per share at the time of Patel’s reinstatement and later fell to as low as $2 per share, agreed to be sold to EMC for $2.25 billion or $33.85 per share.

How did Patel do it? Madrona Venture Group’s Matt McIlwain, an early investor and board member at Isilon, chalks it up to the 36-year-old entrepreneur’s drive.

“Sujal is just one of these guys who is incredibly talented, but very grounded and humble, said McIlwain. “That’s a combination that I’ve seen in entrepreneurs that is a rare combination, but a very successful one.”

We chatted with Patel this morning – fighting a cold after working long hours to finalize the EMC deal – to get his insights on the sale and why he thinks it will be a good thing for Seattle in the long run. Excerpts below.

What’s your emotional reaction today to the proposed sale? “Speaking for myself and every Isilonian here, this is an incredibly exciting and historic day for me, for the company, for our employees, for our customers and, frankly and most importantly at least in my CEO capacity, for our shareholders. Delivering the $33.85 (per share deal) that we did is really pretty valuable for our shareholders.”

Isilon has been on an absolute tear in the past year with the stock up more than 500 percent. What’s been driving that and what led EMC to be attracted to your business? “That run can be partially attributed to the fact that we started from a low basis because as you mentioned this is a bit of a turnaround story that began at the end of 2007 when I took over as CEO again. But more importantly, as we started to come out of the recession in Q3 of last year, what we really started to see was all of those investments that we had made in our business to turn it around were really starting to intersect with this huge ‘big data’ opportunity that was really invading enterprises. It is a combination of our strategic focus and our execution capabilities and this huge opportunity that began to accelerate our business significantly. So, Q1 of this year, we grew 45 percent year over year, 54 percent in Q2 and then 77 percent year over year in Q3. And that accelerating growth – as we were improving both gross and operating margins of our business – really I think was impressive. And then coupling that with the huge opportunity that is in front of us, as the second thing, was something that attracted EMC. And then, third, the combined products and technology sets between EMC and Isilon really create a complete solution for the next-generation data center.”

Why did you decide to sell out? “The answer to that is multi-fold. It is an answer where we have to look at what are we trying to accomplish in the world, and it is an answer where we have to look at how is the world evolving and where do we best align ourselves, and then we have to look at, primarily in my role as CEO, what is right for shareholders. And EMC presented to us a compelling opportunity for our shareholders that we found it necessary to take. And then that, in conjunction with the huge opportunity we have to accelerate our business, leveraging the much larger umbrella that EMC provides us, the ability we have to grow our customer base and increase our rate of innovation. And those things to us are very exciting, and enable us to get to a billion dollars of run rate much faster than we’d be able to do as a completely standalone company. And for us as a team, those are incredibly exciting prospects. We get to do all of the things we love to do, solve customer problems and innovate, but we get to do it at a faster pace.”

What will happen to the Seattle operations?

A: Chris Blessington, senior director of marketing and communications: “The fear in lots of cases when a big national company comes in and buys a local Seattle company – it sucks the life out of it, it takes the core people back to corporate headquarters and leaves a shell. That is so not the case here. So, all the momentum we’ve had, all of the momentum we’ve had, all of the goodness that we’ve brought to Seattle and will continue to is going to accelerate. So, what has been a big and growing presence here is going to be even more so going forward.”

Will all of Isilon’s 500 employees stay on?

Patel: “Obviously ... all of the plans are not finalized at this point. But essentially, Isilon will become a subsidiary of EMC that is part of their information infrastructure products division which is roughly 80 percent of their revenue. We expect to remain operating as a separate entity per se, organized underneath me with the same management team and same leadership structure that we’ve always had. And not only with the growth path that we are on, but with additional resources that will be added in order for us to be able to scale this business even more rapidly.”

On life under EMC: “EMC has a phenomenally strong track record of integrating acquisitions, and they have a lot of core tenets of how they do acquisitions and one of them is they don’t want to mess up the companies they are buying. They stand them up as business units often like what they have done with Data Domain, which was the last sizable acquisition that they did, and they have a very successful track record of doing them in this manner so that ... we can maintain some of our own independent culture and mojo, but still be able to leverage the much greater resources that we have now being part of a 40,000 plus employee company when the transaction closes.”

On growing jobs in Seattle: “My commitment to (EMC CEO) Joe (Tucci) and (EMC president) Pat (Gelsinger) and the team at EMC was to really go out and turn this into a significant business for EMC, and really to grow it at a rapid rate. And I am incredibly excited about that, and that actually means more jobs in Seattle faster.”

The purchase price today is more than the valuation placed on the company after the IPO back in 2006. And the deal today represents the comeback that you helped lead, so what does this day mean to you? “The price that we have represents an all-time high for the company’s valuation and really one of the most valuable storage M&A transactions that has been done. You know, for me, Isilon has been an incredible journey and this is just the end of one chapter and the beginning of another really exciting chapter for me. I am incredibly excited about the future that we have. Isilon has been through a ton since it was a couple employees – in virtually a garage – to the 500-person strong organization that we have today. And I am incredibly excited to turn this into a 1,000 person, 1,500 person, 2,000 person organization that is really going to be driving a billion dollars of revenue in the not too distant future.”

The competitive landscape changed here in the past three months with H-P’s buy of storage company 3PAR. Did that have any impact on you selling the company? “In honesty, I think that Wall Street and public investors like to make a lot of hay and talk about M&A transactions like the big 3PAR transaction, but really it had no impact on our thinking or our board’s thinking on how we viewed this potential transaction. This was a very careful and deliberate process, and one that we took very seriously over a long period of time.”

After your IPO, I bumped into a bunch of Isilon employees at Buckley’s in lower Queen Anne for the celebration. So, where’s the party this time? “I don’t know where the celebration is going to be. I can tell you that right now we are running hard enough that I haven’t seen a drink with alcohol in it in a week or so.”

Do you have anything like a Champagne toast or a message for employees today? “We have some town hall meetings today. And I will be speaking to our troops, but in terms of Champagne toasts I don’t think we had enough time to plan for anything.”

John Cook’s Venture Blog

Q&A: Madrona Takes Unusual Path to Financial Success with Isilon

Early-stage venture capital firms typically make their money by finding golden opportunities at the very start of a company’s life cycle. That’s what Madrona Venture Group did with Isilon Systems, investing $3.5 million in the digital storage company just four months after it was founded in 2001.

And while that early bet – and subsequent investments – paid off when Isilon went public in a skyrocketing IPO in 2006, that’s not the only way that Madrona made money.

In February 2009, the Seattle venture capital firm purchased shares of Isilon in the open market at $2.18 per share. The purchase was highly unusual, with Madrona managing partner and Isilon board member Matt McIlwain telling TechFlash today that he couldn’t recall an instance where the firm had purchased public shares of a portfolio company.

But the bet is looking pretty smart right now, given that EMC today announced an agreement to purchase Isilon for $2.25 billion, or $33.85 per share.

In today’s interview, McIlwain said the opportunity was just too good to pass up given Isilon’s growth trajectory. Market conditions were tough at the time, but Madrona decided to buy up some shares anyway.

“You are sitting here looking at a company that is growing and executing well in the market – it had a lot of work to do still – but was trading at a number that didn’t seem to make sense to us. And it certainly didn’t make sense by rational, historical multiples,” said McIlwain.

The firm has sold some of those shares, distributing proceeds back to limited partners.

But Madrona to this day still owns about six million shares of Isilon. (That stake would be valued at about $200 million based on EMC’s purchase price).

To date, including the public stock purchases, McIlwain said that the firm will have made “well north of 10 times our total cash investment” and probably closer to 20 times its investment. Over the past nine years, Madrona has invested $15 million in Isilon.

At the time of its public stock purchases, McIlwain said that Isilon was so thinly traded that you couldn’t buy a lot of shares. And he noted that the firm’s early investments when Isilon was still privately held made of the bulk of the firm’s winnings.

Nonetheless, he said the public purchases proved to be a good bet in retrospect.

“It is an unusual step, but it was a step that made sense, and sometimes you need to look at what the markets are telling you,” he said. “And in retrospect, it looked like it made a lot of sense to be buying stock in any company, just about, in February in 2009. But it didn’t feel that way at the time.”

Isilon’s stock has gained more than 500 percent in the past year.

In addition to the financial return for Madrona, McIlwain said he was excited about the outcome for the Seattle tech community.

“While you always like to see companies remain independent, I do think that we are going to get very significant presence by EMC who is going to significantly grow their presence in the Seattle market as a result of this,” he said. “They have committed to investing substantially in growing the Isilon business. In fact, they stated in their call this morning that they plan to be on a billion dollar revenue run rate by latter part of 2012.”

McIlwain added that Isilon was not looking to sell, and EMC approached the company about a deal. He declined to say whether other suitors were knocking on the door.

But the venture capitalist said that it was a “well priced deal” given the company’s 77 percent revenue growth last quarter. More importantly, McIlwain said the big story is how Isilon has moved from losing money last year to over 15 percent operating margin this year.

“To be able to do that while you are growing more rapidly than any other public storage company that exists, is a really impressive achievement,” he said. “It is always hard to know. I think this is a very good outcome, but we would also have been confident had the company remained standalone.”